GRUPO CASA SABA FILES FORM 20-F

Mexico City, Mexico, July 22, 2008. – On June 30, 2008, Grupo Casa Saba, S.A.B. de C.V. (NYSE: SAB), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications, filed its annual report on Form 20-F for the fiscal year ended December 31, 2007 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Grupo Casa Saba’s website: www.casasaba.com.  In addition, as of August 15, 2008, shareholders can request a hard copy of the report, which includes Grupo Casa Saba’s audited financial statements, free of charge, by contacting the individuals listed below.

Contacts:

Rodrigo Echagaray                                                         Alejandro Sadurni G.
 (52 55) 5284-6672                                                            (52 55) 5284-6668
rechagar@casasaba.com                                                 asadurni@casasaba.com